David P. Falck
Executive Vice President and General Counsel
Pinnacle West Capital Corporation
P.O. Box 53999
Phoenix, Arizona 85072-3999

September 20, 2013

VIA EDGAR AND E-MAIL

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Pinnacle West Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
File No. 001-08962

Dear Ms. Ransom:

Set forth below are our responses to the comments made by the staff of the Division of Corporation Finance (the “Staff”) in your letter dated September 12, 2013, regarding the above referenced filings.

For the reader’s convenience, we have reproduced each of the Staff’s comments in bold text below followed by the response of Pinnacle West Capital Corporation (the “Company”).

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 28, 2013

Executive Compensation, page 17
Compensation Discussion and Analysis, page 17

Performance Measures:  Targets and Results, page 27

1.  Please clarify whether these performance measures are the “General Performance Objectives” that you refer to on page 26 and 28 or revise to explain what this reference encompasses.

Response:  The General Performance Objectives are different from the performance measures set forth on page 27 of the Proxy Statement.  The performance measures on page 27 reflect the specific goals called for under the 2012 annual incentive plans.  As noted in the table on page 26, in the case of Messrs. Brandt and Robinson, those goals were based on Company earnings, in the case of Mr. Brandt, and Arizona Public Service Company (APS) earnings, in the case of Mr. Robinson.   In the case of Messrs. Hatfield, Falck and Edington, those goals were based on a combination of APS earnings and performance measures of the applicable business unit (Corporate Resources, in the case of Messrs. Hatfield and Falck, and Palo Verde, in the case of Mr. Edington).  However, in addition to the specific goals under the 2012 annual incentive plans, the plans also permitted the Human Resources Committee of the Company’s Board of Directors (the “Committee”) to consider shareholder value creation, customer satisfaction, financial strength, operating performance and safety in determining 2012 annual incentive payouts.  We list each of these factors on page 25 of the Proxy Statement and refer to them collectively as the “General Performance Objectives”.  As noted on page 28, the 2012 incentive payments for Messrs. Hatfield, Falck and Edington were based entirely on the achievement of the specific performance measures on page 27 (i.e., APS earnings and specific business performance measures) without any adjustment for the General Performance Objectives.  In contrast, as noted on page 28, the Committee decided to adjust the 2012 incentive payments for Messrs. Brandt and Robinson based on the General Performance Objectives.  These adjustments were implemented by taking into account the business performance measures across the Company as a whole as set forth on page 27.  In our future proxy statement disclosure, we will further clarify the difference between the specific performance targets and the General Performance Objectives.

2.  Please enhance your disclosure to explain how you determine whether the various targets associated with the Corporate Resources, Customer Service, Energy Delivery and Regulatory, Fossil Generation, and Palo Verde performances measures have been met. In doing so, please describe the extent to which each standard is objective or subjective and, if the former, please disclose targets and actual results for each standard. In this regard, we note the “minimum performance targets” for Fossil Generation and Palo Verde performance measures which were required to be met before any award could be made to your Named Executive Officers.

Response:  The Company acknowledges the Staff’s comment and would like to note at the outset that, as indicated in the table on page 26 of the Proxy Statement, the performance measures associated with earnings (as set forth in the first two rows of the table on page 27) were the primary factors in determining the 2012 annual incentive awards to Messrs. Brandt and Robinson and were also responsible for 50% of the 2012 annual incentive opportunity for each of Messrs. Hatfield, Falck and Edington.  The Company has disclosed these targets and the actual results on page 27.

The business performance measures associated with each of the Company’s four business units (Corporate Resources; Customer Service, Energy Delivery and Regulatory; Fossil Generation; and Palo Verde) were based on a multitude of different metrics that were assessed by the Committee in determining whether, and the extent to which, each measure was met.  The metrics were objective, and each was evaluated against pre-established targets.  In total, the performance measures for the business units consisted of over 40 different metrics, most of which were individually responsible for determining the payout of less than five percent of a named executive officer’s annual incentive target opportunity.

The following pie chart and accompanying bullet points, which relate to the compensation of Messrs. Hatfield and Falck, illustrate the extent to which many of the applicable metrics are broken down into numerous sub-categories.  We have not attempted to include each of the more than 40 underlying metrics in the pie chart, which would make the chart nearly impossible to read.  Instead, for purposes of illustration, we have included only one such metric, referred to as System Average Interruption Duration Index (SAIDI), which is an indicator of system reliability used by electric power utilities.  As specified in the pie chart, SAIDI is responsible for only 0.3% of the overall 2012 incentive target opportunity for Messrs. Hatfield and Falck.

Overall Incentive Target Opportunity Messrs. Hatfield & Falck APS Earnings 50% Corporate Resources Business Unit (CRBU) 50% Other CRBU Metrics 55% of CRBU Corporate Resources Operational Excellence (CROE) 45% of CRBU Other CROE Metrics  66.66% of CROE Customer Service, Energy Delivery & Regulatory (CSER) 33.33% of CROE Other CSER Metrics 80% of CSER CSER Operational Excellence 20% of CSER Other CSER Operational Excellence Metrics - 80% of CSER  Operational Excellence SAIDI 20% of CSER Operational Excellence Other CSER Operational Excellence Metrics, 1.2% Other CRBU Metrics, 27.5% Other CSER Metrics, 6% Other CROE Metrics, 15% CSER Metrics, 7.5% SAIDI, 0.3% APS Earnings, 50%
Given the multitude of different metrics and the associated complexity, we do not believe that the targets and actual results for each individual metric are material to an investor’s understanding of the 2012 annual incentive plans and, in fact, we feel that providing this information could be confusing to investors or dilutive of the material information otherwise provided.  Instead, we believe that the format that we used, which provided the overall results for each business unit based on an assessment of all metrics that were relevant to that unit, allowed us to present the material information about our 2012 performance in a manner that is more accessible and useful to investors.  To the extent that we utilize a similar framework for our annual incentive plans in the future, we will enhance our disclosure to further underscore the overall significance of the Company and APS earnings targets and also clarify that the performance measures for the business units are comprised of numerous different metrics, none of which are individually material to determining annual incentive payouts.

Regarding the “minimum performance targets” for the Fossil Generation and Palo Verde business units, in the case of Fossil Generation, there was a hurdle of no more than 10 OSHA recordable incidents for 2012.  If the Fossil Generation fleet achieved that target, 2012 incentive results for the business unit would stand as earned.  If the hurdle target was missed, total results for Fossil Generation would be reduced by 25 percentage points in determining the payout level.  This hurdle target was satisfied for 2012.  For Palo Verde, the business unit was required to achieve at least 100% of target level performance for its overall performance measures before Mr. Edington could receive any payout under the APS earnings portion of the Palo Verde annual incentive plan.  This requirement was also satisfied for 2012.  To the extent that we utilize a similar framework for our annual incentive plans in the future, we will enhance our disclosure to clarify the impact of minimum performance targets on annual incentive payouts.

Summary of 2012 Incentive Awards, page 28

3. We note that Messrs. Brandt’s and Robinson’s Incentive Award Opportunities are tied to Pinnacle West’s and APS’s earnings, respectively. We also note that the CEO Incentive Plan and the APS Incentive Plan permit the Compensation Committee to take into account the achievement in 2012 of the General Performance Objectives by considering the Company’s performance against the business unit performance measures, and that the Committee awarded Messrs. Brandt and Robinson incentive awards based on achievement of the General Performance Objectives. Please clarify the extent to which the Committee exercised subjective discretion in taking into account business unit performance measures, in addition to earnings, in determining Messrs. Brandt’s and Robinson’s incentive awards. In doing so, please clarify why they took into account those particular performance measures and whether they would expect to regularly take such measures into account.

Response:  Based on the strong performance of the Company and APS in 2012, as described on page 18 of the Proxy Statement, including the increase in the Company’s stock price, the 2012 safety record and the superior operating performance achieved by our power plants, the Committee determined that it was appropriate to exercise discretion, as specifically contemplated by the annual incentive plans, to make adjustments to the incentive awards for Messrs. Brandt and Robinson.  This strong performance was reflected in the accomplishment of the performance measures for the business units included on page 27 of the Proxy Statement.  The Committee felt that it was important to recognize the performance of Messrs. Brandt and Robinson in their strong leadership in guiding the Company to achieve the performance metrics at overall levels higher than target performance and the accomplishments described on page 18 of the Proxy Statement.  Furthermore, the Committee noted that without exercising discretion to take into account the performance of the business units, Messrs. Brandt and Robinson would have been paid at only 112% and 114% of target, respectively, which would have been well below the payout levels to our other named executive officers (whose payouts already took into account certain business unit performance).  As noted on page 28, the Committee’s exercise of discretion resulted in an increase in Mr. Brandt’s 2012 annual incentive award to 157% of the target level, and an increase in Mr. Robinson’s annual incentive award to 160% of the target level.

With the Company’s continued focus on paying for performance, we would anticipate that the Committee may continue to exercise its discretion in the future based on the performance of the Company and the individual business units.  In our future proxy statement disclosure, we will further emphasize the exercise of Committee discretion in taking into account the General Performance Objectives and any other relevant factors in determining the payout of annual incentive awards to our named executive officers.

*        *       *

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact me at (602) 250-3252.

Very truly yours,

/s/ David P. Falck
David P. Falck
Executive Vice President and
General Counsel

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